UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

EZchip Semiconductor Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.02 per share
(Title of Class of Securities)

M4146Y108
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M4146Y108

1	NAME OF REPORTING PERSON Raging Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,944,595
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,944,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,944,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. M4146Y108

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,944,595
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,944,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,944,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. M4146Y108

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,944,595
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,944,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,944,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. M4146Y108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the ordinary shares, par value NIS 0.02 per share (the “Ordinary Shares”), of EZchip Semiconductor Ltd., a company formed under the laws of the State of Israel (the “Issuer”).  The address of the principal executive offices of the Issuer is 1 Hatamar Street, P.O.B. 527, Yokneam 20692, Israel.

Item 2.	Identity and Background.

(a)           This statement is filed by Raging Capital Master Fund, Ltd., a Cayman Islands exempted company (“Raging Master”), Raging Capital Management, LLC, a Delaware limited liability company (“Raging Capital”), and William C. Martin.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Raging Capital is the Investment Manager of Raging Master.  William C. Martin is the Chairman, Chief Investment Officer and Managing Member of Raging Capital.  By virtue of these relationships, each of Raging Capital and William C. Martin may be deemed to beneficially own the Ordinary Shares owned directly by Raging Master.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Raging Master and Raging Capital.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The address of the principal office of each of Raging Capital and William C. Martin is Ten Princeton Avenue, P.O. Box 228, Rocky Hill, New Jersey 08553.  The address of the principal office of Raging Master is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY 1-9007, Cayman Islands.

(c)           The principal business of Raging Master is investing in securities.  The principal business of Raging Capital is serving as the Investment Manager of Raging Master.  The principal occupation of William C. Martin is serving as the Chairman, Chief Investment Officer and Managing Member of Raging Capital.

(d)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. M4146Y108

(f)           Raging Master is organized under the laws of the Cayman Islands.  Raging Capital is organized under the laws of the State of Delaware.  William C. Martin is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,944,595 Ordinary Shares owned directly by Raging Master is approximately $31,498,123, including brokerage commissions.  Such Ordinary Shares were acquired with the working capital of Raging Master.

Raging Master effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of securities of the Issuer desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the board of directors (the “Board”), stockholders and other interested parties concerning, among other things, the business, operations and future plans of the Issuer, including the recently announced merger agreement pursuant to which Mellanox Technologies, Ltd. (“Mellanox”) has agreed to acquire the Issuer for $25.50 per share (the “EZchip / Mellanox Agreement”).  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets, general economic and industry conditions, and developments pertaining to the EZchip / Mellanox Agreement, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, nominating directors, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

The EZchip / Mellanox Agreement

The Reporting Persons are long-term oriented value investors and substantial stockholders of the Issuer, currently holding approximately 6.5% of the outstanding Ordinary Shares.  The Reporting Persons have confidence in the long-term prospects of the Issuer’s leading network processing and accelerator technologies, strong balance sheet with nearly $200 million of cash, substantial and growing free cash flow generation with multi-year visibility, and significant growth prospects relating to its new NPS and TileMX products.  The Reporting Persons believe the Issuer is uniquely positioned to benefit from the emerging trends towards white box networking, software-defined networking (SDN), and network functions virtualization (NFV).  Recently disclosed design wins for its NPS product with a “tier one carrier”, a “tier one switch provider”, and a “hyper scale data center operator” support this view.  Furthermore, the Reporting Persons believe Marvell Technology’s recent decision to exit the network processing market and instead partner with the Issuer establishes the Issuer as the market’s sole supplier for critical processor products.

The Reporting Persons have had, and expect to continue to have, discussions with the Issuer’s management, the Board, stockholders and other interested parties relating to the recently announced EZchip / Mellanox Agreement.  Upon review of the Issuer’s Proxy Statement filed on October 13, 2015 and following discussions with the Issuer’s management, the Reporting Persons do not believe a robust and rigorous sale process has been adequately implemented and that a $25.50 per share sale price considerably undervalues the Issuer and its future prospects.  The Reporting Persons believe that it is in the best interest of all stockholders that the Issuer attempt to negotiate a materially higher sale price with Mellanox or other potential acquisition candidates, or refrain from selling the business.  At this time, the Reporting Persons intend to vote their shares against the transaction as currently proposed and are evaluating all options with respect to their investment in the Issuer.

CUSIP NO. M4146Y108

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Ordinary Shares reported owned by each person named herein is based upon 29,961,616 Ordinary Shares outstanding as of October 12, 2015, which is the total number of Ordinary Shares outstanding as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 13, 2015.

As of the close of business on the date hereof, Raging Master directly owned 1,944,595 Ordinary Shares, constituting approximately 6.5% of the Ordinary Shares outstanding.  By virtue of their relationships with Raging Master discussed in further detail in Item 2, each of Raging Capital and William C. Martin may be deemed to beneficially own the Ordinary Shares directly owned by Raging Master.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(b)           Raging Master may be deemed to share with Raging Capital and William C. Martin the power to vote and dispose of the Ordinary Shares directly owned by Raging Master.

(c)           Schedule B annexed hereto lists all transactions in the securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 13, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Raging Master has purchased exchange-listed put options referencing an aggregate of 1,025,200 Ordinary Shares, which have an exercise price of $25.00 per Ordinary Share and expire on November 20, 2015.

Raging Master has purchased exchange-listed put options referencing an aggregate of 919,300 Ordinary Shares, which have an exercise price of $25.00 per Ordinary Share and expire on January 15, 2016.

Raging Master has sold exchange-listed put options referencing an aggregate of 914,600 Ordinary Shares, which have an exercise price of $20.00 per Ordinary Share and expire on January 15, 2016.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement by and among Raging Capital Master Fund, Ltd., Raging Capital Management, LLC and William C. Martin, dated October 13, 2015.
99.2	Powers of Attorney.

CUSIP NO. M4146Y108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2015	Raging Capital Master Fund, Ltd.

	By:	Raging Capital Management, LLC Investment Manager

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

Raging Capital Management, LLC

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin

CUSIP NO. M4146Y108

SCHEDULE A

Directors of Raging Capital Master Fund, Ltd.

Name and Position	Present Principal Occupation	Business Address
William C. Martin, Director	Chairman, Chief Investment Officer and Managing Member of Raging Capital Management, LLC	c/o Raging Capital Management, LLC Ten Princeton Avenue, P.O. Box 228 Rocky Hill, New Jersey 08553
Don Ebanks, Director	Independent Director for a variety of hedge funds and related structures	c/o DMS Offshore Investment Services dms House 2nd Floor P.O. Box 314 George Town Grand Cayman KY1-1104 Cayman Islands
Wade Kenny, Director	Independent Director for a variety of hedge funds and related structures	c/o DMS Offshore Investment Services dms House 2nd Floor P.O. Box 314 George Town Grand Cayman KY1-1104 Cayman Islands

Executive Officers of Raging Capital Management, LLC

Name and Position	Present Principal Occupation	Business Address
William C. Martin, Chairman, Chief Investment Officer and Managing Member	Chairman, Chief Investment Officer and Managing Member of Raging Capital Management, LLC	c/o Raging Capital Management, LLC Ten Princeton Avenue, P.O. Box 228 Rocky Hill, New Jersey 08553
Frederick C. Wasch, Chief Financial Officer	Chief Financial Officer of Raging Capital Management, LLC	c/o Raging Capital Management, LLC Ten Princeton Avenue, P.O. Box 228 Rocky Hill, New Jersey 08553

CUSIP NO. M4146Y108

SCHEDULE B

Transactions in the Securities of the Issuer During the Past 60 Days

Class of Security	Securities Purchased / Sold	Price ($)	Date of Purchase / Sale

RAGING CAPITAL MASTER FUND, LTD.

Ordinary Shares	25,712	19.9664	08/13/2015
Ordinary Shares	25,000	20.5868	08/14/2015
Ordinary Shares	10,480	20.9706	08/17/2015
Ordinary Shares	5,000	21.3580	08/18/2015
Ordinary Shares	2,400	21.8068	08/19/2015
Ordinary Shares	6,321	21.2349	08/20/2015
Ordinary Shares	50,000	21.4852	08/21/2015
Ordinary Shares	75,000	20.7887	08/24/2015
Ordinary Shares	4,882	21.6446	08/27/2015
Ordinary Shares	7,500	22.6320	08/28/2015

November 2015 Put Option ($25 Strike Price)	252	0.8183	10/07/2015
January 2016 Put Option ($25 Strike Price)	47	0.7798	10/07/2015
November 2015 Put Option ($25 Strike Price)	5,252	0.8500	10/07/2015
November 2015 Put Option ($25 Strike Price)	4,748	0.8500	10/07/2015
January 2016 Put Option ($25 Strike Price)	9,146	1.2500	10/08/2015
January 2016 Put Option ($20 Strike Price)	(9,146)	0.1000	10/08/2015